Karen N. Winnett
(949) 623-3536
kwinnett@prestongates.com
August 30, 2005
VIA EDGAR AND FEDERAL EXPRESS
Jeffrey A. Shady, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cornerstone Core Properties REIT, Inc. Registration No. 333-121238
Dear Mr. Shady:
     This letter is provided in response to the comment letter of the Securities and Exchange Commission (the “Staff”) dated June 29, 2005 with respect to the Registration Statement on Form S-11 filed by Cornerstone Core Properties REIT, Inc. (formerly Cornerstone Realty Fund, Inc.) on December 14, 2004 (Registration No. 333-121238), as amended by Pre-Effective Amendment No. 1 filed on April 13, 2005, Pre-Effective Amendment No. 2 filed on May 25, 2005, and Pre-Effective Amendment No. 3 filed on June 6, 2005. A Pre-Effective Amendment No. 4 is being filed concurrently herewith via EDGAR and has been marked to show changes from Pre-Effective Amendment No. 3. This letter keys the registrant’s responses to the Staff’s numbered comments and the Staff’s comments appear in italicized text to facilitate your review.
General
     1.      We note from your response to comment 1 that you believe the NCREIF index is relevant to illustrating the volatility of traded real estate companies. However, the current disclosure may suggest to investors that NCREIF is a proxy for the performance of non-traded real estate companies, and we do not believe that it is proper to use NCREIF for these purposes. Please revise your disclosure accordingly. We specifically refer you to the first two sentences in the penultimate paragraph on page 6. Also, please revise your disclosure to indicate, if true, that you will purchase investment grade properties. Finally, if you retain references to the volatility of publicly traded REITs, please balance that disclosure with disclosure clarifying that investors in non-traded REITs will not realize appreciation in the value of the portfolio, if any, until the company liquidates.
     The disclosure on page 6 has been revised as requested.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
August 30, 2005

     2.      We note your response to our comment 3. We also note that your advisor will invest $200,000 in Cornerstone Operating Partnership, L.P. units in exchange for limited partnership interest. Provide us with your analysis with respect to the potential for the integration of the offers and sales of the limited partnership interests and the public offering of common stock, including a discussion of any relevant staff interpretations.
     Introduction
     The issuance of the limited partnership interests (“units”) by Cornerstone Operating Partnership, L.P. and the public offering of common stock by the Company should not be integrated under the five factor test expressed in Release 33-4552 (November 6, 1962) issued by the SEC under the Securities Act of 1933, as amended (the “Securities Act”).
     In addition, as a policy matter, the issuance of the units and the public offering of common stock should not be integrated because registration of the unit issuance is not necessary to protect the purchaser of the units, considering the number of offerees (only 1) and the nature of that offeree (the REIT sponsor and an accredited investor).
     Finally, we believe that Rule 152 under the Securities Act (“Rule 152”) provides a safe harbor from integration of the offerings.
     The Company is relying on the exemption from registration requirements found in Section 4(2) of the Securities Act (“Section 4(2)”) in connection with the issuance of the units.
     Discussion
     The doctrine of integration operates to prevent an issuer from circumventing the registration and prospectus delivery requirements of the Securities Act by breaking a single offering into two or more “exempt” offerings. In furtherance of this policy, the SEC and courts have developed a five factor test that is useful in determining whether offerings should be integrated. This five factor test, however, should be applied in a manner that is consistent with the policy behind the prohibition on integration. An analysis of the five factors in light of the facts and circumstances is set forth below, followed by an analysis of relevant policy considerations.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
August 30, 2005

     A.      Five Factor Test
The following five factors are useful in most contexts in determining whether two or more offerings should be integrated:
          1.      Are the offerings part of a single plan of financing?
     The units issued to Cornerstone Realty Advisors, LLC (the REIT sponsor, referred to herein and in the Registration Statement as the “Advisor”) and the common stock to be issued and sold in the public offering are not part of a single plan of financing. A “single plan of financing” tends to refer to factors such as the method of offering the security and the financial interdependence of the offerings, whereas, the “general purpose” is often viewed as relating to the expected use of proceeds. In many cases, these two factors are considered to be closely related and a similar analysis applies to both. Accordingly, please also refer to the analysis set forth in the following paragraph. As a practical matter, the issuance of units is less of an offering and more a satisfaction of regulatory requirement, as described in the following paragraph. Moreover, the issuance of the units does not involve the ordinary method of offering to sell or soliciting offers to purchase the securities, such as selling efforts conducted by broker-dealers, that the Company plans to use in the public offering of the common stock. Rather, the Advisor, as the sponsor of the REIT, has essentially self-initiated its $200,000 capital contribution in order to qualify to serve as the REIT’s advisor. The Advisor’s contribution is merely intended to meet minimum initial capitalization requirements; it does not meaningfully advance the Company’s capital raising goals and is not even counted towards the $1,000,000 minimum offering amount.
          2.      Do the offerings have the same general purpose?
     The units and the common stock to be issued and sold in the public offering are not being sold for the same general purpose. The Advisor (or an affiliate) is required to contribute a minimum of $200,000 in order to comply with the NASAA Statement of Policy Regarding Real Estate Investment Trusts (the “NASAA Statement of Policy”), which is necessary to satisfy blue sky requirements of all fifty states applicable to non-traded REITs. There is no other purpose to be advanced by issuing the units other than meeting this blue sky requirement. The proceeds will not be counted toward the minimum offering amount and are insignificant relative to the total offering amount and the amount of capital necessary for the Company to purchase properties. The common stock to be issued in the public offering, on the other hand, will be for capital raising purposes.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
August 30, 2005

          3.      Are the offerings of the same class of securities?
     The sale of the units and the common stock to be issued in the public offering do not involve the issuance of the same class of securities. First, the units will be issued by the operating partnership and the common stock will be issued by the Company. Second, the units are not redeemable or exchangeable for two years following the Company’s initial public offering of common stock. We recognize the Staff’s historical position of treating an offering of a class of securities and an offering of another security convertible into that class of securities as offerings of the same class of securities for purposes of the integration doctrine. (See Squadron, Ellenoff, Pleasant & Lehrer (February 28, 1992)). The Staff has taken the position, however, that a convertible or exercisable security that is not convertible or exercisable within one year of the date of issuance is not deemed to be a sale of the underlying security pursuant to Section 2(a)(3) of the Securities Act. See Div. of Corp. Fin. Manual of Pub. Avail. Tel. Interps. A.9. (July 1997). Therefore, under Section 2(a)(3) of the Securities Act, the common stock that may be issued in exchange for the units is not offered and sold at the time of the issuance of the units.
     In addition, it is important to note that the units are not being offered as mere surrogates for the common stock. The separate classes exist not for the purpose of circumventing the registration requirements, but to facilitate the Company’s UPREIT structure designed to enable potential tax benefits to sellers of real estate and therefore enable to the Company to acquire desired properties from sellers that would otherwise be unwilling to sell their properties to the Company.
          4.      Are the offerings being made at or about the same time?
     Although the actual issuance of the units occurred in June 2005, the Advisor made its investment decision in August of 2004, when it decided to commit, and actually did commit, substantial resources toward the organization of the Company. This factor is discussed further in the context of the Rule 152 safe harbor analysis below. Once again, however, this factor is less relevant in the context of this offering because it does not evidence an attempt to circumvent the registration requirement by splitting a single offering into separate offerings.
          5.      Are the securities being sold for the same type of consideration?
     The consideration to paid for the units for the common stock is cash, in each case.
     SEC no-action letters and other authority do not indicate clearly how many factors must be present in order for offerings to be integrated, nor do they indicate in any definitive way the relative weight to be given to each factor. In is clear, however, that all factors need not be absent in order to justify non-integration, and the SEC has in the past not required integration of offerings made at or about the same time. See, e.g., Black

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
August 30, 2005

Box, Inc. (June 26, 1990), Pacific Physician Servs., Inc. (August 20, 1985); Delorean Motor Co. (Sept. 15, 1977); Pacific Resources, Inc. (August 13, 1976). In conclusion, the five factors above do not argue for integration of the offerings and application of the factors does not provide evidence that a single offering has been split in two to avoid registration. Therefore, unless the policy behind the integration doctrine dictates otherwise, the offerings should not be integrated.
     B.      Policy Considerations Under Black Box
     Integration of the offerings would not serve the basic policies behind the Securities Act registration requirement, which is to protect investors by providing them with full and fair disclosure concerning the securities being sold, thus enabling them to make informed investment decisions. (See Preamble of the Securities Act and Preliminary Note to Rule 144 promulgated thereunder).
     In Black Box Incorporated (June 26, 1990), integration was not required in an offering that would likely have been integrated based solely upon the five factor test above. In addition, a portion of the Black Box no action letter dealt specifically with the situation where Rule 152 was not available because the offerings would occur simultaneously. The Staff nevertheless took a no action stance based on a “policy position” that requiring registration would not further the purposes of the Securities Act registration requirement. This constituted a “formal articulation of an informal position the staff had taken previously with respect to simultaneous registered offerings and unregistered offerings.” (Squadron, page 2). Although this policy position had not been previously formally articulated in a No-Action Letter, Linda C. Quinn, then Director of the Division of Corporation Finance, had previously referred to this position. She stated that a “limited exception” to the “concurrent” integration rule is “when the nature of the private placement purchaser is such that it is capable of fending for itself and does not need the protections afforded by registration under the Securities Act.” (Quinn, Developments Under the 1933 and 1934 Acts: Exempt Transaction, Fifteenth Annual Sec. Reg. Inst. Univ. of Cal., San Diego (Jan. 20, 1988) at 31-32 (emphasis added), as discussed in Haft, Robert J., Analysis of Key SEC No-Action Letters, 2002-2003 Edition, page 127). The position was applied formally in Black Box, where the issuer proposed to perform a non-registered private offering under Section 4(2) of the Securities Act simultaneously with a registered initial public offering. The Rule 152 safe harbor would not be available because the agreement to be entered into with the private placement investors would not be executed at the time the registration statement for the public offering was to be filed. Since the private placement investors would not be bound at the commencement of the public offering, the private placement could not be deemed “completed” prior to the public offering, rendering Rule 152 unavailable. The non-registered private offering was to consist of debentures that were convertible into the same class of shares that was to be offered in the initial public offering. The staff took a no action stance, stating:

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
August 30, 2005

“The Division of Corporation Finance, for policy reasons, is of the view that offers and sales of the Convertible Debentures to a limited number of purchasers, as described, in a transaction subsequent to the filing of the registration statement covering the Company’s proposed public common stock offering need not be integrated with the registered public offering.” (Black Box, page 2, paragraph 3. (emphasis added)).
In the Squadron no-action letter, the Staff clarified its policy position behind not requiring registration of the convertible debentures in Black Box under the circumstances delineated above:
“The staff’s position with respect to integration of the Black Box registered initial public offering and a simultaneous unregistered offering by Black Box of convertible debentures was a policy position taken primarily in consideration of the nature and number of the offerees. (Squadron, page 2.) (emphasis added).
In explaining what nature and number of offerees could qualify for similar treatment, the staff continued:
“[T]he staff interprets the position to be limited in applicability to situations where a registered offering would otherwise be integrated with an unregistered offering to 1) persons who would be qualified institutional buyers for purposes of Rule 144A and 2) no more than two or three large institutional accredited investors.” (Id.) (emphasis added)
     As described above under the discussion of the five factor test, we believe that the offerings should not “otherwise be integrated” and so the Squadron analysis may not be directly applicable. Nevertheless, similar to the Black Box unregistered offering, the Squadron letter is instructive for the proposition that the issuance of the units should not be integrated with the public offering of common stock taking into account the nature and number of purchasers in the unit offering. The number of purchasers of units is one: the Advisor of the REIT.
     While any large institutional or accredited investor might be expected to know the risks behind investing in the units, it would be hard to imagine an investor more informed than the Advisor. In fact, if the issuance of the units were to be registered, the Advisor would itself be largely responsible for preparation of the registration statement, just as it has been largely responsible for the preparation of the registration statement for the issuance of the common stock of the Company. Furthermore, a registration statement for the units would not be materially different from the registration statement for the common stock, so the Advisor has already received (and essentially prepared) all of the information concerning the issuer that a recipient of a Section 10 prospectus would

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
August 30, 2005

receive in a registered offering. Therefore, the issuance of the units epitomizes the situation in which the offeree can “fend for itself” and does not need registration statement disclosure in order to make an informed investment decision.
     Please also note that the units will be “restricted securities” and/or “control securities” as defined in Rule 144 promulgated under the Securities Act (“Rule 144”), and will be subject to the restrictions on transfer applicable to affiliates under Rule 144. Therefore, the protections of the Securities Act preventing investors in a private placement from effectively serving as underwriters for a public offering will apply.
     Since the Advisor does not need registration statement disclosure and will only be permitted to transfer the units pursuant to an exemption from registration, an effective registration statement or in accordance with Rule 144, there is no policy reason to require registration of the units.
     C.      Rule 152 Safe Harbor
     Although the policy considerations under Black Box discussed above are not reliant upon the availability of Rule 152, Rule 152 should also apply as a safe harbor for the private issuance of the units. Rule 152 essentially provides that “the filing of a registration statement following an offering otherwise exempt under Section 4(2) does not vitiate the exemption under Section 4(2).” (Verticom Incorporated (February 12, 1986)). Although the public offering of common stock was contemplated at the time of the issuance of the units, SEC staff has stated in connection with Rule 152 that “notwithstanding [issuer’s] contemplation of a registered public offering at the time of the [private] Placement, the [private] Placement need not be integrated with the later public offering.” (Id.)
     We believe that, for all practical purposes, the offering of the units was completed in August of 2004, when the Advisor made its investment decision and committed to purchase the units. As previously discussed, the NASAA Statement of Policy, as codified in the blue sky laws of all fifty states, requires the Advisor (or an affiliate of the Advisor) to contribute a minimum of $200,000. The Advisor understood as early as August of 2004 that, as the sponsor of the REIT, it would be legally required to fund this amount as a condition to gaining clearance for the public offering of common stock in the various states. The Advisor’s commitment was verbal and evidenced by its commitment of substantial time, effort and resources, including incurring significant legal and accounting fees, toward the organization of the Company and the preparation of the Registration Statement. The Advisor’s written commitment to purchase the units was made by unanimous written consent of its board of directors in November 2004. The binding nature of the Advisor’s investment commitment made prior to the filing of the Registration Statement is statutory, rather than contractual, and is evident from the fact that the Advisor understood that without such a commitment the public offering of the

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
August 30, 2005

common stock would not be permitted under state law, in which case the Advisor would not have caused the Company to file the Registration Statement in the first place and would not have incurred the approximately $1.8 million in organization and offering costs on behalf of the Company.
Prospectus Cover Page
     3.      We have read your response to Comment 6. We continue to believe that your cover page contains information that is better suited for the prospectus summary or the body of the prospectus. Please further reduce the amount of information on the cover page by eliminating the bullet points that describe the attributes of the properties you expect to acquire. We note that the same disclosure appears on the first page of the prospectus summary. See Item 501(b) of Regulation S-K and Item 1 of Industry Guide 5.
     The requested deletions have been made on the cover page.
     4.      We note your disclosure indicating that if you sell the minimum, the offering may continue until ___, 2005. The 2005 date appears to be in error. Please revise or advise.
The correct date is two years after the date of the prospectus. This correction has been made on the cover page.
Prospectus Summary
Our REIT Status, page 4
     5.      Please revise the summary to state that you have received an opinion of counsel regarding your REIT status.
The summary on page 4 has been revised as requested.
Questions and Answers About This Offering, page 6
What fees and reimbursements will your advisor and its affiliates receive in connection with this offering?, page 9
     6.      We have read your response to comment 8. Please revise the ninth bullet point on page 10 to state the maximum property disposition fee, rather than the expected fee.
The ninth bullet point on page 10 has been revised as requested to state the maximum property disposition fee.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
August 30, 2005

     7.      Please explain what you mean in the fifth bullet point on page 10 when you state that property acquisitions fees equal 2% of gross offerings proceeds from your primary offering, but which could be as much as 2% of gross offering proceeds.
The phrase “but could be as much as 2% of gross offering proceeds” has been deleted from the fifth bullet point on page 10. The property acquisition fees will equal 2% of gross offering proceeds from the primary offering.
Estimated Use of Proceeds, page 33
     8.      In light of the fact that you have 2% — 5% range for your organization and offering expenses, please explain why you use 3% offering expenses for the minimum offering amount and 2% offering expenses for the mid-point and maximum offering amounts. Alternatively, revise your table to state the maximum expense amount, rather than the estimated amount.
The Use of Proceeds table on page 33 has been revised to reflect organization and offering expenses of 3% of gross proceeds for the mid-point, as well as the minimum offering amounts. Organization and offering expenses at the maximum amount are expected to be approximately 2% of gross offering proceeds. The Company believes that organization and offering expenses will decrease as a percentage of gross offering proceeds as the amount raised in the offering increases because certain costs are fixed and marginal increases in variable costs will not increase in direct proportion to the amount of proceeds raised. For example, technology costs tend to be relatively fixed irrespective of the amount of proceeds raised because, once implemented, the same systems can be used for a $50,000,000 offering as for a $200,000,000 so that an increase in offering proceeds does not generally required increased technology-related expenditures. Similarly, salary expenses, for example, may increase in dollar terms as additional personnel are engaged to handle a larger offering, but marginal increases in salary expenses are not expected to correspond proportionally to increases in the size of the offering.
Investment Objectives and Acquisition Policies, page 59
     9.      Refer to comment 15. We note your supplemental copy of the Torto Wheaton Research report and are unable to locate support for your assertion on page 60 that Northern New Jersey is one of the ten largest metropolitan markets in the United States based on population and economic data. Please revise or advise. Also, please supplementally tell us whether all or any of the Torto Wheaton Research report is publicly available, and if so, how? If not, file the expert’s consent pursuant to Rule 436.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
August 30, 2005

The reference to Torto Wheaton Research has been eliminated from the prospectus. The Company has concluded that naming specific cities as target markets could be misleading to investors because as market conditions change those cities may not meet the Company’s investment criteria. Instead, the prospectus has been revised on page 60 to describe the most important criteria used by the Company to identify the markets in which it intends to seek investment opportunities.
Appendix A, page A-1
     10.      Please revise your Subscription Agreement at the bottom of page 7 to clearly identify the documents that are covered by the consent to electronic delivery.
The requested revision has been made on page A-8.
Exhibit 8.1 – Tax Opinion
     11.      We are unable to locate the requested revision to your tax opinion. Please advise or revise.
The request revision has been made to numbered paragraph 2 on page 2 of the opinion filed as Exhibit 8.1 to this Amendment No. 4.
     Please direct any comments or questions regarding this filing to me by mail at the address indicated on the first page of this letter, by facsimile at (949) 623-4464, or by telephone at (949) 623-3536.

Very truly yours, Preston Gates & Ellis llp
/s/ Karen N. Winnett

By Karen N. Winnett